Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Website News

Charter Deal Opposition Lighter Than Comcast Faced
Originally appears in Bloomberg BNA
By: Tim McElgunn
October 15, 2015
http://www.bna.com/charter-deal-opposition-n57982059452/

From Telecommunications Law Resource Center

Oct. 14 - In separate filings with the Federal Communications Commission, satellite TV provider Dish Network Corp. and a coalition of public interest advocacy groups petitioned the agency to deny Charter Communications, Inc.’s proposed acquisition of Time Warner Cable, Inc. and Bright House Networks unless they address specific concerns over potential competitive harms.

Both petitions focused on potential harms to broadband competition and, by extension, the online video market place.

Dish Sees Duopoly

Dish told the commission in its filing that, “The proposed transaction would be no better for the public interest than the one proposed between Comcast and Time Warner Cable,” creating a duopoly of Charter and Comcast that would control access to broadband for “about 90 percent” of American households.

As a result, Dish said, “The top two cable providers post-merger will not need to collude in order to bring their collective weight to bear on an online video distributor (OVD),” such as Dish's own Sling TV streaming service. If they were to decide independently to limit access to a given service, according to Dish, their combined market power would be enough to foreclose or degrade that service, “stifling a source of competition and innovation in the video industry.”

Public Interest Coalition Worries about Cross-Subsidies, Debt

In their joint petition, Public Knowledge, Common Cause, and Open Media and Information Companies Initiative (Open MIC) decry a cable and broadband market “arms race where consolidation begets consolidation, where constant dealmaking increases the industry's debt-load, and where cost-cutting takes the place of innovation.”

In addition to sharing Dish Network's concerns about concentration and its potential effects on online video distributors (OVDs), the groups raised concerns about the combined company's ability to cross-subsidize its video business with revenue from broadband and other services, “for example, by offering broadband/video bundles that are cheaper than standalone MVPD service paired with standalone broadband.”

PK, CC and Open Mic also point to the potential to leverage control over set top boxes to foreclose competition, saying, that “unless the merged company agrees to work with the Commission in a cooperative way,” the merger is not likely to lead to lower prices, increased diversity of content, or new services for consumers.

And, the groups note, the high level of debt that Charter will take on to finance the deal would threaten to worsen already poor customer service. Citing a Consumeristreport, the groups said, “Time Warner Cable is not just the cable company with the worst customer service record, but the worst customer service record of any company-with Charter not faring much better.” If the high levels of debt lead to cost cutting pressure, the petition said, customer service could be negatively affected.

Finally, Public Knowledge, Common Cause and Open MIC raised concerns about vertical integration. While Charter, Time Warner Cable and Bright House Networks do not themselves own controlling stakes in content-an area of significant concern in regulators' evaluation of NBCUniversal owner Comcast's proposed TWC deal-the petition says that John Malone's overlapping stakes in Charter and cable channels Starz and Discovery Communications creates potential incentive to give preferential treatment to those and other Malone-controlled companies.

Comcast-TWC Merger Opponents Support Deal

Unlike the failed attempt to combine Comcast and TWC, however, this cable merger has garnered support from some of the companies that will rely on the new Charter's networks to reach customers.

In asking for FCC approval of the deal, Charter has committed to follow the FCC's network neutrality rules, even if those rules are struck down in court challenges. By committing to follow the rules on technical blocking, discrimination, and paid prioritization, and to abide by other parts of the FCC's Open Internet order, the cable operator has garnered the support of Netflix, Cogent, and Level 3, all of which opposed the earlier deal.

While perhaps less impactful to the review, more than a dozen municipal and state government officials have expressed support for the proposed $55 billion merger transaction. In their own Oct. 13 filings with the FCC, the state and local officials said they believed the merger would help ensure their communities have fast and affordable Internet services.

Click here to read the full article. http://www.bna.com/charter-deal-opposition-n57982059452/

Posted on October 16, 2015 in News

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.